SEC FILE NO. 70-8403





                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                                OF COMPLETION OF

                                  TRANSACTIONS





                          PENNSYLVANIA ELECTRIC COMPANY



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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


In the Matter of                    )
Pennsylvania Electric Company       )     Certificate Pursuant
SEC File No. 70-8403                )     to Rule 24 of
                                    )     Completion of
(Public Utility Holding             )     Transactions
Company Act of 1935)                )
                                    )
                                    )


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

      The undersigned, Pennsylvania Electric Company ("Penelec"), hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, as amended, that the transactions authorized by the Commission's Order, dated June 24, 1994 (HCAR No. 26071), and Supplemental Order, dated June 27, 1994 (HCAR No. 26073), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application, as amended and post-effectively amended, in SEC File No. 70-8403, as follows:

      1. On July 16, 1999 (the "Redemption Date"), Penelec Capital L.P. ("Penelec Capital") redeemed its 4,200,000 outstanding 8 3/4% Monthly Income Preferred Securities, Series A ("Preferred Securities") at a redemption price of $25.00 per Preferred Security, plus $.09115 of accumulated and unpaid distributions per Preferred Security to the Redemption Date. From the Redemption Date, such Preferred Securities are no longer deemed to be outstanding and all rights with respect to such Preferred Securities have terminated, except only the right to receive, from and after the Redemption Date, the redemption price thereof, without interest.

      2. On August 31, 1999, Penelec and Penelec Capital filed with the Commission a request for withdrawal of the Registration Statement Nos. 33-53677 and 33-53677-01 registering the Preferred Securities. As a result, Penelec Capital will not issue the remainder of the registered Preferred Securities.







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      3. The following exhibits are filed in Item 6:

           F-1(a)    "Past-tense" opinion of Berlack, Israels & Liberman LLP.

           F-2(a)    "Past-tense"  opinion of Ryan, Russell,  Ogden & Seltzer
                      LLP.

           F-3(a)    "Past-tense" opinion of Richards, Layton & Finger P.A.




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                                    SIGNATURE


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                    PENNSYLVANIA ELECTRIC COMPANY



                                    /s/ T. G. Howson
                                    ---------------------------
                                    T.G. Howson,
                                    Vice President and Treasurer


Date:  August 31, 1999




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